SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 1-12043

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q ☐ Form N-SAR

For Period Ended: March 31, 2005

☐ Transition Report on Form 10-K ☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F ☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Part I of Form 10-Q.

PART I

REGISTRANT INFORMATION

Full name of registrant: Oppenheimer Holdings Inc.

Former name if applicable: _______________________________________________________________

Address of principal executive office (Street and number): P.O. Box 2015, Suite 1110

20 Eglinton Avenue West

City, state and zip code: Toronto, Ontario, Canada M4R 1K8

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

Oppenheimer Holdings Inc. is seeking the extension due to its inability to complete the unaudited financial statements for the fiscal quarter ended March 31, 2005 and the related Management’s Discussion and Analysis in a timely manner as a result of the discovery of an error in its method of accounting for certain leases resulting in the restatement of previously filed interim and audited its financial statements. for the year ended December 31, 2004 as well as for its fiscal quarters ended March 31, 2004, June 30, 2004 and September 30, 2004. Additionally, the Company will be restating Management’s Report on Internal Control Over Financial Reporting for the year ended December 31, 2004 to disclose the existence of a material weakness related to the Company’s accounting for certain leases.

PART IV

OTHER INFORMATION

Name and telephone number of person to contact in regard to this notification: Elaine K. Roberts, (416) 322-1515.

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Oppenheimer Holdings Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 9, 2005

By: "E.K. Roberts"

Elaine K. Roberts

President, Treasurer and Chief Financial Officer